                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)1

                        CONTINENTAL MATERIALS CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   211615 30 7
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                        ------------------
CUSIP No. 211615 30 7                 13D                      Page 2 of 6 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    327,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                327,300
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    327,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 211615 30 7                 13D                      Page 3 of 6 Pages
----------------------                                        ------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    327,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                327,300
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    327,300
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 211615 30 7                 13D                      Page 4 of 6 Pages
----------------------                                        ------------------

            The following  constitutes  Amendment No. 10 ("Amendment No. 10") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 10 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                The  aggregate  purchase  price of the 327,300  Shares of Common
Stock owned by Steel Partners II is $3,967,363. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 5(a) is hereby amended and restated to read as follows:

                (a) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon  1,785,654  Shares  outstanding, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q for the quarter ended September 28, 2002.

                As of the close of business on January 21, 2003,  Steel Partners
II beneficially owned 327,300 Shares of Common Stock, constituting approximately
18.3% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 327,300
Shares,  constituting  approximately  18.3%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 327,300
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

                Schedule  A  annexed  hereto  lists  all   transactions  by  the
Reporting  Persons in the Issuer's  Common Stock during the past 60 days. All of such transactions were effected in the open market.

----------------------                                        ------------------
CUSIP No. 211615 30 7                 13D                      Page 5 of 6 Pages
----------------------                                        ------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003                     STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            WARREN G. LICHTENSTEIN

----------------------                                        ------------------
CUSIP No. 211615 30 7                 13D                      Page 6 of 6 Pages
----------------------                                        ------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock            Price Per                       Date of
         Purchased                  Share($)                       Purchase
         ---------                  --------                       --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
          1,000                     26.6050                         11/22/02
            800                     25.9375                         12/10/02
          1,000                     26.0500                         12/11/02
            200                     26.3900                         12/18/02
            700                     27.0357                         12/23/02
          3,600                     27.0500                         12/24/02
          1,000                     27.0500                          1/07/03
          1,000                     27.0500                          1/08/03
          1,000                     27.0500                          1/14/03
          1,400                     26.9000                          1/15/03
          1,000                     27.0500                          1/16/03

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None